UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PEACHTREE ALTERNATIVE STRATEGIES FUND

(Name of Subject Company (Issuer))

PEACHTREE ALTERNATIVE STRATEGIES FUND

(Name of Filing Person(s) (Issuer))

Institutional Shares

(Title of Class of Securities)

70469B 102

(CUSIP Number of Class of Securities)

Jesse Hallee

Secretary

Peachtree Alternative Strategies Fund

225 Pictoria Drive, Suite 450, Cincinnati, OH 45246

(513) 869-4335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copy to:

Thomas G. Sheehan, Esq.

Practus, LLP

11300 Tomahawk Creek Pkwy, Suite 310

Leawood, KS 66211

(207) 553-3834

July 17, 2024

(Date Tender Offer First Published,

Sent or Given to Security Holders)

 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: 

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
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ITEM 1. SUMMARY TERM SHEET
●	Peachtree Alternative Strategies Fund (the “Fund”) is offering to purchase up to 10% of the net asset value of its Institutional Shares (“Shares”) that are tendered by shareholders of that class (“Shareholders”) and not withdrawn consistent with the terms of the Offer to Purchase and the Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”). The Offer is being made to all Shareholders.

●	The net asset value of the Shares will be calculated for this purpose as of September 30, 2024 or, if the Offer is extended, as of such later date as the Fund’s Board of Trustees (each a “Trustee” and collectively, the “Board”) shall determine (in each case, the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

Shareholders may tender all of their Shares or any portion of their Shares (defined as a specific dollar value or as a number of Shares). A Shareholder tendering only a portion of its Shares for purchase must maintain an investment balance with a value of at least $25,000 after giving effect to the repurchase of Shares by the Fund. If a Shareholder tenders an amount that would cause the value of its Shares (after giving effect of a repurchase) to fall below $25,000, the Fund may, in its discretion, repurchase all of the Shareholder’s Shares.

●	In connection with the Offer, the Fund will not issue promissory notes to Shareholders that tender Shares that are accepted for purchase. Each Shareholder that tenders Shares that are accepted for purchase by the Fund will be paid cash in an amount equal to at least ninety-five percent (95%) of the unaudited net asset value of the Shares determined as of the Valuation Date. Shareholders tendering less than all of their Shares will generally receive payment within thirty-five (35) calendar days after the Valuation Date, or, if the Fund has requested withdrawal of its capital from Portfolio Funds (as that term is defined in the Fund’s prospectus, as may be amended from time to time (the “Prospectus”)) to fund the purchase of Shares, within ten (10) business days after receipt of at least ninety-five percent (95%) of the aggregate amount withdrawn by the Fund from the Portfolio Funds, whichever is later. In the case of a full repurchase of a Shareholder’s Shares, an initial payment (the “Initial Payment”) will be made in an amount equal to at least 95% of the estimated value of the repurchased shares, determined as of the Valuation Date and will be made within the later of: (1) thirty-five (35) calendar days after the Valuation Date or (2) ten (10) business days after receipt by the Fund of at least ninety-five percent (95%) of the aggregate amount requested to be withdrawn from the Portfolio Funds in order to fund the repurchase. A second and final payment (which will not be credited for interest) (the “Final Payment”) will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment. Unless the existence of changes in tax or other laws or regulations, delays in the withdrawal of proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will be made within 60 days of the completion of the next annual audit of Shares by the Fund’s independent registered public accountant.

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●	If the Fund accepts the tender of all or a portion of a Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of securities and portfolio assets held by the Fund, or borrowings. The Fund does not currently intend to use borrowings to pay for the purchase of Shares pursuant to the Offer.

●	The Offer remains open to Shareholders until 11:59 P.M., Eastern Time, on August 14, 2024 or any later date corresponding to an extension of the Offer (in each case, the “Expiration Date”). Responses to the Offer received by the Fund or its designated agent after the Expiration Date will be void.

Prior to the Expiration Date, Shareholders have the right to change their minds and withdraw tenders of their Shares.

●	If a Shareholder would like the Fund to purchase all of its Shares or any portion of its Shares, it should complete, sign and either: (a) mail or otherwise deliver a Letter of Transmittal, enclosed with this Offer, to Peachtree Alternative Strategies Fund – Institutional Shares, PO Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to Peachtree Alternative Strategies Fund at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (b) fax it to the Fund at 1-513-587-3438, so that it is received before 11:59 P.M., Eastern Time, on the Expiration Date. IF THE SHAREHOLDER ELECTS TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO THE FUND PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 11:59 P.M., EASTERN TIME ON THE EXPIRATION DATE. The value of Shares is expected to change between May 31, 2024 (the last time prior to the date of this filing as of which the Fund’s net asset value was calculated) and the Valuation Date. Shareholders may obtain the net asset value of their Shares, which the Fund calculates monthly, by contacting the Fund at 1-800-657-3812 or at one of the addresses or the fax number listed above, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m. (Eastern Time).

●	If Shareholders tender for purchase more Shares than the Fund is offering to purchase during the offering period, the Fund will purchase only a pro rata portion of the Shares tendered by each Shareholder.

●	Please note that just as each Shareholder has the right to withdraw the tender of its Shares, the Fund has the right to cancel or amend the Offer or postpone the acceptance of Shares tendered for purchase thereunder at any time before 11:59 P.M., Eastern Time, on the Expiration Date. Also realize that although the Offer expires on Expiration Date, a Shareholder that tenders all or a portion of its Shares will remain a Shareholder in the Fund with respect to the Shares tendered notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase through the Valuation Date. Accordingly, the value of tendered Shares remains subject to the investment risks of the Fund as set forth in the Prospectus until the Valuation Date.

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ITEM 2. ISSUER INFORMATION

(a) The Fund is the sole series of Peachtree Alternative Strategies Fund, a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. Shares are registered under the Securities Act of 1933, as amended. The principal executive office of the Fund is located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 and its telephone number is 1-800-657-3812.

(b) The title of the securities that are the subject of the Offer are Institutional Shares of the Fund. As of the close of business on June 1, 2024, there were approximately 2,149,488.221 outstanding Shares and the net asset value of the Fund was approximately $225,674,768.32 (based on the net asset value of those Shares).  Subject to the terms set forth in the Offer, the Fund will purchase up to 10% of the net asset value of the Shares (based on the net asset value per Share as of the Valuation Date), that are tendered by Shareholders and not withdrawn as described above in Item 1.

(c) Shares are not traded in any market, and the transfer thereof is strictly limited by the terms of Prospectus and the Fund’s Agreement and Declaration of Trust dated August 10, 2016 (the “Trust Instrument”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) The name of the filing person is Peachtree Alternative Strategies Fund. The Fund’s principal executive office is located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 and its telephone number is 1-800-657-3812. The investment adviser of the Fund is HB Wealth Management, LLC (the “Adviser”). Homrich & Berg, Inc. and NMSEF I Holdings V, L.P. are the controlling principals of the Adviser. The following table sets forth the executive officers and managers of the Adviser:

Andrew Berg	Chairman of the Board
Adam Fuller	Manager of the Adviser
Andrew Klepchick	Manager of the Adviser
Sammy Grant	Manager of the Adviser
Peter Masucci	Manager of the Adviser
Robert Mulcare	Manager of the Adviser
Robert Roberts	Manager of the Adviser
Thomas Carroll	Chief Executive Officer of the Adviser
Travis McKinney	Chief Compliance Officer of the Adviser
Kyle Glenn	Chief Operating Officer of the Adviser
James Hennessy	Chief Financial Officer of the Adviser

The principal executive office of the Adviser is located at 3550 Lenox Road NE, Suite 2700, Atlanta, Georgia 30326 and its telephone number is 1-404-264-1400.

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The Fund’s Trustees are Stephanie Lang, Catherine Abely, Conrad Ciccotello and Eli Niepoky. The Fund’s Principal Executive Officer, Principal Financial Officer and Chief Compliance Officer are Ford Donohue, Zachary Richmond and Martin Dean, respectively. The address of the Trustees and the officers is C/O Peachtree Alternative Strategies Fund, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246.

As of June 1, 2024, no person owned beneficially more than twenty-five percent (25%) of the Fund’s outstanding Shares.

Shareholders owning voting securities in excess of twenty-five percent (25%) may determine the outcome of any matter affecting and voted on by Shareholders of the Fund.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the terms set forth in the Offer, the Fund will purchase up to 10% of the net asset value of the Shares (based on the net asset value per Share as of the Valuation Date) that are tendered by Shareholders by 11:59 P.M., Eastern Time, on the Expiration Date and that are not withdrawn. The Offer is being made to all Shareholders.

(ii) The purchase price of Shares tendered to and accepted by the Fund for purchase will be their net asset value as of the Valuation Date. The Fund’s net asset value is the value of the Fund’s assets less its liabilities, and its net asset value per Shares equals that net asset value divided by the number of the then issued and outstanding Shares.

Shareholders may tender all or a portion of their Shares (defined as a specified dollar value or as a number of Shares). A Shareholder tendering only a portion of its Shares for purchase must maintain an investment balance of at least $25,000 after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the value of its Shares (after giving effect to the repurchase) to fall below $25,000, the Fund may, in its discretion, repurchase all of the Shareholder’s Shares.

In connection with the Offer, the Fund will not issue promissory notes to Shareholders that tender Shares that are accepted for purchase. Each Shareholder that tenders Shares that are accepted for purchase by the Fund will be paid cash in an amount equal to at least ninety-five percent (95%) of the unaudited net asset value of the Shares determined as of the Valuation Date. Shareholders tendering less than all of their Shares will generally receive payment within thirty-five (35) calendar days after the Valuation Date, or, if the Fund has requested withdrawal of its capital from Portfolio Funds (as that term is defined in the Prospectus) to fund the purchase of Shares, within ten (10) business days after receipt of at least ninety-five percent (95%) of the aggregate amount withdrawn by the Fund from the Portfolio Funds, whichever is later.  In the case of a full repurchase of a Shareholder’s Shares, an initial payment will be made in an amount equal to at least 95% of the estimated value of the repurchased shares, determined as of the Valuation Date and will be made within the later of: (1) thirty-five (35) calendar days after the Valuation Date or (2) ten (10) business days after receipt by the Fund of at least ninety-five percent (95%) of the aggregate amount requested to be withdrawn from the Portfolio Funds in order to fund the repurchase.  A second and final payment (which will not be credited for interest) will be made in

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an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment.  Unless the existence of changes in tax or other laws or regulations, delays in the withdrawal of proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will be made within 60 days of the completion of the next annual audit of Shares by the Fund’s independent registered public accountant.

(iii) The Offer is scheduled to expire at 11:59 P.M., Eastern Time, on the Expiration Date.

(iv) Not applicable.

(v) The Fund reserves the right to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer as described in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; or (b) amend or postpone the acceptance of Shares as described in Sections 3 and 7 of the Offer. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open and will promptly notify Shareholders.

The Fund also reserves the right to adjust the Valuation Date as a result of any extension or amendment of the Offer. Accordingly, the purchase price of Shares accepted for purchase by the Fund will be the net asset value thereof as of September 30, 2024 if the Offer expires on the initial Expiration Date or, if the Offer is extended, as of such later date as the Board shall determine.

There can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone the acceptance of tenders pursuant to the Offer.

(vi) A tender may be withdrawn at any time before 11:59 P.M., Eastern Time on the Expiration Date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send a completed and executed Letter of Transmittal by either: (a) mailing or otherwise delivering a Letter of Transmittal, enclosed with this Offer, to Peachtree Alternative Strategies Fund – Institutional Shares, PO Box 46707, Cincinnati, OH 45246 (for certified mail, return receipt requested) or to Peachtree Alternative Strategies Fund at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (b) faxing it to the Fund at 1-513-587-3438. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or fax, no later than 11:59 P.M. on the Expiration Date. A Shareholder electing to fax a Letter of Transmittal to the Fund must also send or deliver the original completed and executed Letter of Transmittal to the Fund promptly thereafter.

Shareholders may obtain monthly net asset value information, which the Fund calculates based on pricing information received from third party vendors and, with respect to Portfolio Funds, information received from the Portfolio Funds, until the expiration of the Offer, by contacting the Fund at the telephone number or one of the addresses set forth on page ii, Monday

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through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m. (Eastern Time).

Any Shareholder tendering Shares pursuant to the Offer may withdraw such tender as described in Item 4(a)(1)(vi) above. To be effective, any notice of withdrawal of a tender must be timely received by the Fund by: (a) mailing or otherwise delivering a Notice of Withdrawal of Tender, enclosed with this Offer, to Peachtree Alternative Strategies Fund – Institutional Shares, PO Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to Peachtree Alternative Strategies Fund at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (b) faxing it to the Fund at 1-513-587-3438, so that it is received no later than the Expiration Date. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Shares, the Shares may be tendered again prior to the Expiration Date by following the procedures set forth above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shareholder’s Shares.

(ix) Shareholders who tender Shares in a tender offer may not have all of the tendered Shares purchased by the Fund. If the number of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 of the Offer is less than or equal to 10% of the net asset value of the Shares (based on the net asset value per Share as of the Valuation Date), the Fund will, subject to the terms of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone the acceptance of tenders made pursuant to the offer, as provided in Section 7 of the Offer. If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 of the Offer exceeds 10% of the net asset value of Shares (based on the net asset value per Share as of the Valuation Date), the Fund will purchase only a pro rata portion of the Shares tendered by each Shareholder.

(x) The purchase of Shares pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification of the Fund’s investments. The Fund believes, however, that this result is unlikely. To raise the necessary cash to purchase Shares pursuant to the Offer, the Adviser expects to minimize Fund portfolio changes by liquidating portfolio assets on a pro rata basis to the extent possible given applicable Portfolio Fund liquidity restrictions and withdrawal notification requirements. The liquidation of Fund investments, including but not limited to Portfolio Funds, earlier than the Adviser would otherwise have liquidated such holdings may potentially result in losses or increased investment related expenses of the Fund. A reduction in the aggregate assets of the Fund may also result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses born by the Fund are relatively fixed and do not decrease as assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders subsequent to the date of this Offer.

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(xi) Not applicable.

(xii) The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder's interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder's adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder's allocable Share of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder's allocable Share of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder's adjusted basis in its Shares), and any amounts in excess of the Shareholder's adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Shareholders. Any payments (including any constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject

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to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Certain Foreign Shareholder entities may also be subject to withholding tax at the rate of 30% under the Foreign Account Taxpayer Compliance Act (“FATCA”) unless they have provided the Fund with a duly completed W-8BEN-E (or other applicable type of W-8) certifying their compliance with or exemption from FATCA.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder's U.S. federal income tax liability. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed Form W-8BEN (or other applicable type of W-8), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange.

(a)(2) Not applicable.

(b) The Offer is open to all Shareholders of the Fund. To the Fund’s knowledge, no executive officer, Trustee, or other affiliate plans to tender Shares pursuant to the Offer. Any Shares to be purchased from any Trustee, officer or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

A copy of: (1) Form of Cover Letter to Offer to Purchase and Letter of Transmittal; (2) Offer to Purchase; (3) Form of Letter of Transmittal; (4) Form of Notice of Withdrawal of Tender; and (5) Form of Letter from the Fund to Shareholders that will be sent in connection with the Fund’s acceptance of tenders of Shares, are attached hereto as Exhibits A, B, C, D and E, respectively.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Prospectus and the Subscription Agreement executed by each Shareholder, each of which were provided to each Shareholder prior to subscribing for Shares, provide that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from

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time to time pursuant to written tenders. The Prospectus also states that the Board expects that tender offers, if authorized, will be made no more frequently than quarterly and will typically have a valuation date as of March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, on the last business day of such calendar quarter). Shareholders who tender Shares in a tender offer may not have all of the tendered Shares purchased by the Fund. If a tender offer is oversubscribed, the Fund generally will only purchase a pro rata portion of the amount tendered by each Shareholder. Because there is no secondary trading market for Shares and transfers of Shares are only permitted under limited circumstances, the Board has determined, after consideration of various matters, including but, not limited to those set forth in the Prospectus, that the Offer is in the best interests of Shareholders.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (a) the Fund, the Adviser, a Trustee or any person controlling the Fund or the Adviser; and (b) any other person, with respect to the Shares.

The Fund previously offered to repurchase Shares as of June 28, 2024. Shares with a value of approximately $4,316,622 (based on the most recent net asset value calculated by the Fund) were tendered pursuant to that offer.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Prospectus and Trust Instrument.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Prospectus and Trust Instrument.

(c) As of the date of the Offer, the Fund is not aware of any plans or proposals that relate to or would result in: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) any purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund all or a portion of the purchase price for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund; (iv) any change in the identity of the Fund’s investment adviser, or members of the Board, or in the management of the Fund including but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancy on the Board or to change any material term of the Fund’s Investment Advisory Agreement with the Adviser; (v) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (vi) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first business day of each month and from time to time in the discretion of the Board, or the disposition of Shares (other than pursuant to tender offers to repurchase Shares approved by the

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Board); or (vii) any changes in the Trust Instrument or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Because the Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed 10% of the Shares’ net asset value (based on the net asset value per Share as of the Valuation Date), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale of securities and portfolio assets held by the Fund; and/or (iii) possible borrowings as describe in paragraph (b) below.

(b) Neither the Fund nor the Board has authorized borrowing to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Board, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from: (i) additional funds contributed to the Fund by existing or new Shareholders; and (ii) from a liquidation of a portion of the Fund’s portfolio assets.

(d) See Item 7(b).

ITEM 8.	INTERESTS IN SECURITIES OF THE ISSUER.

(a) As of June 1, 2024, the Fund, the Adviser, any Trustee, any Officer, and any person controlling the Fund or the Adviser held (or had interest in) the below referenced Shares:[1]

Name	Relationship to Fund	Shares Held	% of Outstanding Shares
Andrew Berg	Chairman of the Board of the Adviser	40,382.554[1]	1.88%
Thomas Carroll	Chief Executive Officer of the Adviser	529.119[2]	Less than 1%
Stephanie Lang	Trustee of the Fund	584.712[3]	Less than 1%
Ford Donohue	President of the Fund	293.797[4]	Less than 1%

1.	Mr. Berg is the direct beneficial owner of 40,382.554 Shares.
2.	Mr. Carroll is the direct beneficial owner of 529.119 Shares.
3.	Ms. Lang is the direct beneficial owner of 584.712 Shares held in a 401(k) account for her benefit in the name of the Adviser.

[1] Shareholders owning voting securities in excess of twenty-five percent (25%) may determine the outcome of any matter affecting and voted on by Shareholders of the Fund.

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4.	Mr. Donohue is the direct beneficial owner of 293.797 Shares held in a 401(k) account for his benefit in the name of the Adviser.

(b) The Fund issues and repurchases Institutional Shares in the ordinary course of business. During the past 60 days, there were no transactions in Shares by the Fund, the Adviser, any Trustee, any Officer, or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)   (1) The Fund commenced operations on January 3, 2017.  Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the U.S. Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, which are incorporated in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended April 30, 2024 previously filed via EDGAR on Form N-CSR on July 5, 2024;

Unaudited financial statements for the semi-annual fiscal period ended October 31, 2023 previously filed via EDGAR on Form N-CSR on January 4, 2024;

Audited financial statements for the fiscal year ended April 30, 2023 previously filed via EDGAR on Form N-CSR on July 6, 2023; and

Unaudited financial statements for the semi-annual fiscal period ended October 31, 2022 previously filed via EDGAR on Form N-CSR on January 5, 2023.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act of 1934, as amended.

(3) Not applicable.

(4) Net asset value per Share was $104.99 on May 31, 2024.

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

ITEM 11.	ADDITIONAL INFORMATION.

(a) (1) None.

(2) None.

(3) Not applicable.

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(4) Not applicable.

(5) None.

(b) None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer and are incorporated herein by reference:

A.       Form of Cover Letter to Offer to Purchase and Letter of Transmittal.

B.       Offer to Purchase.

C.       Form of Letter of Transmittal.

D.       Form of Notice of Withdrawal of Tender.

E.	Form of Letter from Fund to Shareholders in Connection with Fund’s Acceptance of Tenders of Shares.

FILING Fees – Calculation of the filing Fee Tables.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PEACHTREE ALTERNATIVE STRATEGIES FUND

By:	/s/ Ford Donohue
	Name:	Ford Donohue
	Title:	President, Principal Executive Officer

July 17, 2024

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EXHIBIT INDEX

EXHIBITS

A.       Form of Cover Letter to Offer to Purchase and Letter of Transmittal.

B.       The Offer to Purchase.

C.       Form of Letter of Transmittal.

D.       Form of Notice of Withdrawal of Tender.

E.	Form of Letter from Fund to Shareholders in Connection with Fund’s Acceptance of Tenders of Shares.

FILING Fees – Calculation of the filing Fee Tables.

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